FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 000-21756

CHC Helicopter Corporation
(Translation of registrant’s name into English)

Hangar No. 1 St. John’s Airport P.O. Box 5188, St. John’s, NL Canada A1C 5V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Press Release of the Quarterly Report and Management’s Discussion and Analysis of CHC Helicopter Corporation for the third quarter ended January 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date March 2, 2004	By (Signature)* Jo Mark Zurel – Senior Vice-President and Chief Financial Officer Date

* Print the name and title of the signing officer under his signature.

CHC Helicopter Corporation

T 709.570.0700 F 709.570.0506 www.chc.ca

PRESS RELEASE

CHC ANNOUNCES THIRD QUARTER RESULTS

Monday, March 1, 2004, St. John’s, Newfoundland and Labrador, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced financial results (unaudited) for the quarter and nine months ended January 31, 2004.

Financial Highlights (in millions of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended

	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Revenue	$ 171.9	$ 180.0	$ 518.2	$ 546.7
EBITDA[1]	29.2	34.9	87.1	105.8
Net earnings from operations[1]	13.2	15.6	45.1	51.2
Net earnings	9.0	15.6	38.3	43.2
Cash flow from operations[1]	14.9	18.0	60.7	77.5
Per share information
Net earnings from operations:[1]
Basic	$ 0.63	$ 0.76	$ 2.15	$ 2.47
Diluted	0.59	0.70	2.01	2.28
Net earnings:
Basic	$ 0.43	$ 0.76	$ 1.82	$ 2.09
Diluted	0.40	0.70	1.71	1.93

Highlights

•	Revenue growth for the three months ended January 31, 2004, as compared to the same period last year, was $5.8 million excluding the impact of foreign exchange.
•	EBITDA for the quarter was in line with the prior year, excluding the impact of foreign exchange.
•	Since the start of the third quarter the Company has been awarded contracts worth approximately $732 million.
•	Subsequent to the quarter end, the Company announced that it had closed its acquisition of Schreiner Aviation Group (“Schreiner”) for a cash payment of $140 million, which included the assumption of the outstanding debt of Schreiner.

[1]	See definitions under Non-GAAP Earnings Measures in Management’s Discussion and Analysis

Investor Conference Call

The Company’s 3rd quarter conference call and webcast will take place Tuesday, March 2, 2004 at 10:30 a.m. EST. To listen to the conference call, dial 1-416-640-1907 for local and overseas calls, or toll-free 1-800-814-4853 for calls from within North America. To hear a replay of the conference call, dial 1-416-640-1917, or toll-free 1-877-289-8525 and enter passcode “21039191#”. The replay will be available until 5 p.m. EST, March 5, 2004.

The financial results and a webcast of the conference call will be available through the Company’s website athttp://www.chc.ca/fiscal.html and through Canada NewsWire at:http://www.newswire.ca/webcast.

CHC Helicopter Corporation is the world’s largest provider of heavy and medium helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President & Chief Financial Officer 709-570-0567	Derrick Sturge, Vice-President, Finance & Corporate Secretary 709-570-0713

Chris Flanagan Director of Communications 709-570-0749

If you wish to be removed or included on the Company’s distribution list, please call 709-570-0749 or emailcommunications@stjohns.chc.ca.

This press release and management’s discussion and analysis may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Three Months and Nine Months Ended January 31, 2004

Overview

Real[2] revenue growth for the three months ended January 31, 2004 was $5.8 million. This was offset by unfavourable foreign exchange of $13.9 million, resulting in a net decrease in revenue of $8.1 million compared to the same period last year. Year to date real revenue growth of $7.9 million was offset by unfavourable foreign exchange of $36.4 million as compared to the same period last year. EBITDA for the quarter decreased by $5.7 million, as compared to the same period last year, due to unfavourable foreign exchange. Year to date EBITDA declined by $18.7 million from the same period last year, of which $16.5 million was due to unfavourable foreign exchange.

Net earnings from operations for the quarter were $13.2 million ($0.59 per share, diluted) on revenue of $171.9 million as compared to net earnings from operations of $15.6 million ($0.70 per share, diluted) on revenue of $180.0 million last year. The primary factors impacting results for this quarter compared to the same period last year included (i) unfavourable foreign exchange on EBITDA of approximately $5.8 million; (ii) gain on disposal of assets of $1.4 million; (iii) increased financing charges of $1.9 million due primarily to an increase in foreign exchange; and (iv) a lower effective income tax rate.

Net earning from operations for the nine months ended January 31, 2004 were $45.1 million ($2.01 per share, diluted) compared to $51.2 million ($2.28 per share, diluted) for the same period last year. In addition to the aforementioned changes to revenue and EBITDA, year to date net earnings from operations included a gain on disposal of assets of $2.4 million, a $4.7 million reduction in financing charges and a $6.2 million reduction in tax expense.

Net earnings during the quarter were $9.0 million ($0.40 per share, diluted) compared to net earnings of $15.6 million ($0.70 per share, diluted) in the same quarter last year. In addition to the above noted decline in net earnings from operations, this quarter’s results include an after-tax restructuring charge of $4.2 million related to the consolidation of the Company’s European operations and other related activities.

Net earnings year to date were $38.3 million ($1.71 per share, diluted) as compared to $43.2 million ($1.93 per share, diluted) for the same period last year. Year to date net earnings included an after-tax restructuring charge of $6.8 million while the nine months ended January 31, 2003 included after-tax debt settlement costs of $7.9 million.

[2]	“Real” means the amount of the change excluding the impact of foreign exchange.

Revenue

Total revenue for the three months ended January 31, 2004 was $171.9 million compared to $180.0 million for the same period last year. Over the corresponding nine month periods total revenue decreased by $28.5 million, from $546.7 million last year to $518.2 million this year. The following major factors account for the change:

•	An increase in real revenue in the Company’s International flying segment of $7.0 million quarter over quarter and an increase of $14.5 million year to date due to additional contracts and higher flying activity on existing contracts.
•	A decrease in real revenue in the Company’s European flying segment of $2.3 million quarter over quarter and $7.6 million year to date. Over these same comparable periods, flying hours declined by 2.5% and 3.7%, respectively. These declines in flying hours were attributable to a general decline in North Sea oil and gas activity and, in the case of the year to date decline in hours, to a pilots’ dispute in the first quarter of the current fiscal year. Contributing to these negative revenue variances is a decline in training revenue and ancillary revenue from several one-time customers.
•	An increase in real third-party repair and overhaul revenue of $0.8 million for the quarter.
•	Unfavourable foreign exchange of $13.9 million for the quarter and $36.4 million year to date. Of this, $8.3 million and $21.5 million, for the quarter and year to date respectively, related to the translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars as a result of the weakening of the Norwegian kroner and pound sterling, partially offset by the strengthening of the Australian dollar and South African rand. The remainder was due to the translation of U.S. dollar and euro denominated transactions into the functional currencies of the Company’s operating divisions.

Revenue Summary by Quarter (in millions of Canadian dollars) (Unaudited)

Period	Europe	International	Total Helicopter Operations	Repair and Overhaul	Composites	Total

Q4-F2002	$102.1	$46.7	$148.8	$10.9	$ —	$159.7
Q1-F2003	118.0	45.8	163.8	10.9	1.3	176.0
Q2-F2003	125.4	44.5	169.9	19.6	1.2	190.7
Q3-F2003	116.2	46.4	162.6	15.9	1.5	180.0
Q4-F2003	108.6	48.0	156.6	16.6	2.4	175.6
Q1-F2004	113.0	43.6	156.6	13.3	1.5	171.4
Q2-F2004	112.4	46.7	159.1	14.4	1.4	174.9
Q3-F2004	105.8	49.0	154.8	15.3	1.8	171.9

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 57% (2003 — 61%) of the Company’s year to date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 43% (2003 — 39%) was generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

Flying Hours – Helicopter Operations (Unaudited)
	Flying Hours			Number of Aircraft
Period	Europe	Int’l	Total	Europe	Int’l

Q4-F2002	21,650	10,975	32,625	72	88
Q1-F2003	23,257	11,165	34,422	72	87
Q2-F2003	22,994	10,618	33,612	73	87
Q3-F2003	20,316	11,189	31,505	73	90
Q4-F2003	19,430	11,067	30,497	71	88
Q1-F2004	22,351	11,057	33,408	72	90
Q2-F2004	21,951	11,926	33,877	70	94
Q3-F2004	19,806	12,066	31,872	72	95

The following table shows flying revenue mix by segment and in total by aircraft type (including the impact of foreign exchange) for year to date fiscal 2004 and 2003. The mix of aircraft type has remained relatively consistent year over year.

Year-to-Date Flying Revenue Mix (in thousands of Canadian dollars)
	Nine Months Ended January 31, 2004 (Unaudited)				Nine Months Ended January 31, 2003 (Unaudited)

	Heavy	Medium	Light	Total	Heavy	Medium	Light	Total

Europe	$246,411	$ 60,992	$ —	$307,403	$258,498	$ 69,094	$ —	$327,592
International	39,915	83,905	7,631	131,451	39,809	85,774	6,254	131,837

Total Flying
Revenue	$286,326	$144,897	$7,631	$438,854	$298,307	$154,868	$6,254	$459,429

Total %	65%	33%	2%	100%	65%	34%	1%	100%

The following table details the hourly and fixed flying revenue by segment (including the impact of foreign exchange) for year to date fiscal 2004 and 2003. Fixed flying revenue as a percentage of total flying revenue has increased from 39% last year to 43% this year.

Flying Revenue – Hourly vs. Fixed Nine Months Ended January 31, (in thousands of Canadian dollars) (Unaudited)
	Hourly		Fixed		Total

	2004	2003	2004	2003	2004	2003

Europe	$207,120	$237,156	$100,283	$ 90,436	$307,403	$327,592
International	45,041	43,500	86,410	88,337	131,451	131,837

Total	$252,161	$280,656	$186,693	$178,773	$438,854	$459,429

The following table shows segment flying revenue by industry sector (including the impact of foreign exchange) for year to date fiscal 2004 and 2003. Year to date January 31, 2004, the Company derived approximately 86% of its flying revenue from the oil and gas industry. The revenue from this industry is derived from production support, which accounts for the majority of the Company’s oil and gas revenue, and from exploration and development activity.

Flying Revenue – By Industry Sector Nine Months Ended January 31, (in thousands of Canadian dollars) (Unaudited)
	Europe		International		Total

	2004	2003	2004	2003	2004	2003

Oil & Gas	$287,185	$299,760	$ 92,077	$ 89,650	$379,262	$389,410
EMS/SAR[3]	16,033	15,136	28,272	25,902	44,305	41,038
Other	4,185	12,696	11,102	16,285	15,287	28,981

Total	$307,403	$327,592	$131,451	$131,837	$438,854	$459,429

Other flying revenue has declined by $13.7 million, from $29.0 million last year to $15.3 million this year. This decline is largely in Europe and is the result of a decrease in ad hoc flying activity.

[3]	EMS/SAR – Emergency Medical Services and Search and Rescue Services

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company’s largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to the third quarter of fiscal 2004.

Aberdeen Airport – Helicopter Passengers Fiscal Year Ended April 30,
	2004	2003	2002	2001	2000

Q1	101,757	116,102	121,868	103,874	101,073
Q2	95,227	112,449	123,012	114,376	92,355
Q3	87,588	92,918	114,606	104,381	85,167
Q4		92,686	108,247	101,166	85,190

		414,155	467,733	423,797	363,785

Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has declined from the same period in fiscal 2003, 2002 and 2001. In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

Contract Awards

Contracts awarded since the start of the third quarter are anticipated to generate total revenue of $732 million over the initial contract terms, as follows:

Fiscal 2004, fourth quarter	$ 10million
Fiscal 2005	115 million
Fiscal 2006	150 million
Fiscal 2007	140 million
Fiscal 2008	92 million
Thereafter	225 million

$732 million

Review of Operations

Europe

Revenue from the Company’s European flying segment for the third quarter of this fiscal year was $105.8 million, down $10.4 million from revenue of $116.2 million for the third quarter of last year. This $10.4 million decline was comprised of unfavourable foreign exchange of $8.1 million and a real revenue decrease of $2.3 million. The latter reflects a $1.4 million increase in flying revenue offset by a $3.7 million decrease in other revenue. The decline in other revenue was due to the fact that other revenue for the third quarter of last year included approximately $3.7 million of non-recurring ancillary revenue.

Over the nine month periods ended January 31, 2003 and 2004, revenue fell from $359.6 million to $331.2 million. This $28.4 million decrease was attributable to unfavourable foreign exchange of $20.8 million and a real revenue decline of $7.6 million. The real decline in revenue was comprised of a decrease in flying revenue of $3.8 million, a reduction in training revenue of $2.8 million and a decline in other revenue of $1.0 million. Of the $3.8 million decline in flying revenue, $2.7 million was attributable to the pilots’ dispute in the first quarter of this year and the remainder reflects a general decline in North Sea oil and gas activity. The decrease in training revenue reflects the postponement of training by several international customers following the travel ban in connection with the outbreak of SARS.

EBITDA from the European flying segment was $13.9 million for the third quarter of this fiscal year, down $7.0 million from EBITDA of $20.9 million for the third quarter of last year. This $7.0 million decline was comprised of unfavourable foreign exchange of $2.6 million and a real decline in EBITDA of $4.4 million. The $4.4 million decline in real EBITDA was due primarily to increased pension expense of $2.5 million and to the fact that EBITDA for the first quarter of last year included $1.4 million earned on the aforementioned one-time ancillary revenue stream of $3.7 million. The increased pension expense was due to an increase in amortization of net actuarial losses and to assumption changes stemming from the most recent actuarial review.

Over the nine month periods ended January 31, 2003 and 2004, EBITDA fell from $70.5 million to $51.1 million. This $19.4 million decline reflects unfavourable foreign exchange of $8.0 million and a real EBITDA decrease of $11.4 million. The key drivers of the real EBITDA reduction were increased pension expense of $7.8 million and the previously noted real revenue decline in the nine month period ended January 31, 2004.

In January 2004, the Company was awarded a new contract by a consortium comprised of Eni UK Ltd., BG International Ltd. and ConocoPhillips Petroleum Company UK Ltd. The contract is for three years, with a two year option, for the provision of offshore helicopter flight hours from the Company’s pool of Super Puma aircraft. The contract will generate anticipated revenue of approximately $34.0 million over the initial three year period.

Subsequent to the quarter end, the Company was awarded multi-year contract renewals by Statoil ASA and Norsk Hydro AS for the provision of heavy helicopter transportation services in the Norwegian North Sea. The contracts include the provision of three dedicated new Sikorsky S-92 helicopters, one dedicated Super Puma MkI, up to four dedicated Super Puma MkII’s and back up from the Super Puma fleet. These contracts have start dates ranging from June 2004 to January 2005 with initial contract periods ranging from three years to seven years. Including option periods, the total potential contract periods range from five years to eleven years. Combined annual revenue from these contracts is approximately $86 million.

Effective February 6, 2004, the Company fully implemented a single management structure in its European operations (“CHC Europe”). All necessary regulatory approvals have been obtained and all key management personnel are in place. The Company believes the new management structure provides an increased focus on the critical areas of the business, such as employee and customer relationships, and better positions the Company for growth in Europe. Through staff reductions, improved information systems and group purchasing leverage, combined with better fleet utilization, the Company believes it will realize annual EBITDA savings of $11 million. To date, actions to effect $7 million of the $11 million in anticipated EBITDA savings have been completed and the remainder is expected to be complete by July 31, 2004. The Company has recorded a restructuring charge of $5.9 million (after tax, $4.2 million) in this quarter related to the European restructuring.

International

Revenue from the Company’s International flying segment was $49.0 million for the third quarter of this fiscal year compared to $46.4 million for the third quarter of last year. This $2.6 million revenue increase was caused by real revenue growth of $7.0 million offset by unfavourable foreign exchange of $4.4 million. The key driver behind such real revenue growth was increased flying hours attributable to oil and gas customers which produced incremental real revenue of $7.3 million. On a quarter over quarter basis, flying activity from oil and gas customers increased by 1,367 hours, flying activity from EMS/SAR customers decreased by 627 hours and activity from other customers increased by 137 hours. The reduction in EMS/SAR flying hours had a minimal impact on real revenue because the fixed component of EMS/SAR contracts accounts for approximately 75% of this revenue stream.

Geographically, the $7.3 million of real revenue growth from oil and gas customers was driven by (i) the deployment of an additional aircraft to contracts in each of Angola, East Timor and Southeast Asia/Malaysia generating incremental revenue of $1.9 million, $2.7 million and $2.1 million, respectively, (ii) a new contract in Australia producing revenue of $2.7 million, and (iii) new contracts in Georgia, Ecuador and Asia yielding revenue of $1.4 million, offset by (iv) reduced revenues in Venezuela, Iraq and Azerbaijan.

On a year to date basis, revenue grew by $2.5 million, from $136.8 million last year to $139.3 million this year. This increase reflects real revenue growth of $14.5 million less unfavourable foreign exchange of $12.0 million. On the same year to date basis, flying activity from oil and gas customers increased by 3,468 hours, EMS/SAR flying activity fell by 967 hours and flying activity from other customers increased by 424 hours. The underlying causes of the real year to date revenue growth of $14.5 million, as well as the relative geographic distribution of such growth, are consistent with those noted above for the quarterly revenue results.

EBITDA for the third quarter was $7.2 million, down $1.8 million from EBITDA of $9.0 million for the third quarter of last year. Real EBITDA growth of $1.1 million was offset by unfavourable foreign exchange of $2.9 million to yield the noted $1.8 million decline in quarterly EBITDA. The primary cause of the $1.1 million real EBITDA growth in this quarter was the $7.0 million increase in real revenue levels for the quarter as discussed earlier.

EBITDA for the nine months ended January 31, 2004 was $20.0 million compared to $27.5 million for the corresponding period in the previous fiscal year. This $7.5 million decline was due to unfavourable foreign exchange. Year over year real EBITDA was flat despite real revenue growth of $2.5 million.

In January 2004, the Company, through its business partner Thai Aviation Services, was awarded a three year contract renewal, plus two option years, with Chevron Offshore (Thailand) Ltd. Under this contract the Company will continue to provide one Sikorsky S76A++, under new terms and conditions, and will upgrade the second aircraft to a Sikorsky S76C+. The contract will generate anticipated revenues of approximately $22.0 million over the initial three year term.

Subsequent to the quarter end, the Company successfully renewed its contract with the Commonwealth Government of Australia to provide search and rescue helicopters and crews for the Royal Australian Air Force for a period of ten years, plus two option periods of two years each. This contract will generate anticipated revenues of approximately $134.0 million over the initial ten year period.

Repair and Overhaul

*	EBITDA % is calculated on total revenue

Astec

Total revenue from the Company’s repair and overhaul segment was $50.8 million for the third quarter this year, down $3.3 million from total revenue of $54.1 million for the third quarter last year. Third party revenue from this segment was $15.3 million for the current quarter, down $0.6 million compared to $15.9 million in third party revenue for the same period last year. This decrease of $0.6 million in third party revenue was comprised of unfavourable foreign exchange of $1.4 million, offsetting a real revenue increase of $0.8 million. This increase in real revenue of $0.8 million was due mainly to an increase in customer flying hours in Europe and Asia, supported by “power-by-the-hour” (“PBTH”) agreements, resulting in real revenue growth of $0.5 million, along with an increase in major component overhauls.

On a year to date basis, total revenue fell from $154.8 million last year to $140.1 million this year. This decrease of $14.7 million includes a decrease in third party revenue of $3.4 million, which fell from $46.4 million last year to $43.0 million this year. This $3.4 million decline in third party revenue reflects unfavourable foreign exchange of $3.7 million and a real revenue increase of $0.3 million. The real revenue increase in third party revenue includes $1.1 million in growth from PBTH customers and an increase in major component overhaul and other revenues of $3.6 million, offset by a decrease in revenue from heavy maintenance projects of approximately $4.4 million. The $4.4 million decline in heavy maintenance revenue reflects the fact that heavy maintenance activity during the nine months ended January 31, 2003 was exceptionally high.

EBITDA for the third quarter was $11.3 million, up $2.0 million from $9.3 million for the same period last year. Real EBITDA growth of $2.3 million for the quarter was offset by unfavourable foreign exchange of $0.3 million. This real EBITDA increase of $2.3 million was due to the above noted real growth in revenue complemented by a decrease in total maintenance cost due to a decline in the amount of work subcontracted to third party suppliers.

For the nine month periods ended January 31, 2003 and 2004, EBITDA increased from $27.9 million to $31.0 million. This $3.1 million increase was comprised of unfavourable foreign exchange of $1.1 million and a real EBITDA increase of $4.2 million. Consistent with the quarterly results, this increase in real year to date EBITDA was the result of real revenue growth and lower maintenance costs. In addition, year to date results this year included a one-time refund of approximately $2.2 million related to the cancellation of an external PBTH agreement with the aircraft manufacturer for the repair and overhaul of Super Puma MkII dynamic components, which are now serviced in-house.

In January 2004, the Company’s repair and overhaul business in Norway signed an agreement with the German Ministry of Interior for (i) the upgrade and sale of five Super Puma aircraft from the Company’s existing fleet, and (ii) the upgrade of five of the customers Super Puma aircraft. This contract was signed with helicopter manufacturer Eurocopter as co-contractor and the total value of the Company’s portion of this contract is approximately $64.0 million. The contract will commence in April 2004 and will be completed by 2007.

Composites

Composites

Total revenue from the Company’s composites manufacturing segment increased by $0.3 million for the three months ended January 31, 2004 as compared to the same period last year. For the nine months ended January 31, 2004 total revenue has increased $0.7 million as compared to the same period last year. Both the quarter over quarter and the year to date increases in revenue were due mainly to initial revenue from a contract with Aero Vodochody for the manufacture of S76 components. Full production on the Aero Vodochody contract is expected to commence in March 2004.

EBITDA for the current quarter was $(0.7) million, identical to the same period last year. Quarterly EBITDA was flat despite the noted revenue increase due to increased wages resulting from recent labour negotiations and increased consulting fees. EBITDA for the nine months ended January 31, 2004 shows an improvement of $1.5 million from the same period last year due to increased revenue and cost control measures.

Corporate and Other

The Corporate and other segment recorded costs of $2.4 million in the current quarter compared to $3.5 million in the same period last year. For the nine months ended January 31, 2004, costs were $13.3 million compared to $16.9 million for the same period last year. The improvement quarter over quarter and year over year is due mainly to lower variable compensation costs.

Financing Charges

Financing charges for the three months ended January 31, 2004, as described in Note 7 to the Consolidated Interim Financial Statements, increased by $1.9 million as compared to the same period last year. This increase was due mainly to an additional $4.3 million of foreign exchange losses from operating activities and working capital revaluation, a $0.9 million reduction in foreign exchange gains on debt repayments and a $0.8 million increase in interest charges, offset by a $3.7 million foreign exchange gain on the maturity of a forward currency contract this quarter. Financing charges for the nine months ended January 31, 2004 decreased by $4.7 million as compared to the same period last year. This decrease was due primarily to $9.8 million of foreign exchange gains on the maturity of forward currency contracts and a $2.1 million decline in interest charges, offset by a $7.2 million increase in foreign exchange losses on operating activities and working capital revaluation.

The average interest rate on the Company’s variable-rate senior credit facilities for the current quarter was approximately 4.6% compared to 5.4% in the same period last year.

Income Taxes

Total income tax recovery recorded during the quarter was $1.1 million compared to income tax expense of $4.2 million recorded in the same quarter last year. During this quarter the Company recorded an income tax recovery of $1.7 million on restructuring costs related to the consolidation of the Company’s European operations. Income tax expense included in net earnings from operations was $0.6 million for the quarter versus $4.2 million for the same quarter last year. On a year to date basis, income tax expense on net earnings from operations fell from $14.2 million last year to $8.0 million this year. These declines reflect a fall in the Company’s effective income tax rate on earnings from operations from 21.7% last year to 15.1% this year. The lower rate this year is primarily the result of decreased earnings in jurisdictions with higher tax rates.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations for the quarter was $14.9 million, a $3.1 million decrease from last year. This decline was driven primarily by (i) reduced EBITDA of $5.7 million due to unfavourable foreign exchange, (ii) a restructuring charge (after tax) of $4.2 million, and by (iii) a $1.9 million increase in financing charges as noted above, offset by (iv) a 5.2 million increase in deferred revenue and (v) a $3.5 million reduction in pension contributions due to timing.

On a year to date basis, cash flow from operations declined from $77.5 million in the nine months ended January 31, 2003 to $60.7 million in the corresponding period in the current fiscal year. This $16.8 million decline was comprised primarily of a reduction in EBITDA of $18.7 million due mainly to unfavourable foreign exchange, offset by a $4.7 million reduction in financing charges as noted above.

Non-cash working capital increased by $0.6 million during the quarter ended January 31, 2004. This reflects a continuing focus on careful working capital management. This compares to a $3.5 million increase in working capital during the third quarter of last year which was driven primarily by increased inventory levels in the Company’s repair and overhaul segment in support of higher activity levels from both external customers and the Company’s flying divisions.

For the nine months ended January 31, 2004 working capital increased by $29.7 million compared to a $9.7 million increase during the corresponding period in the previous fiscal year. The $29.7 million increase in the current year was attributable to (i) the repayment, in the first quarter of this fiscal year, of an $8.0 million grant related to 1998 asset dispositions, (ii) a $4.6 million reduction of accrued interest on the Company’s euro denominated debt during the first nine months of the current fiscal year and (iii) a $17.1 million increase in inventory levels in the Company’s repair and overhaul segment. This inventory increase was driven largely by the need to support higher customer activity and to support internal repair and overhaul work on Super Puma MkII dynamic components which was previously performed externally. Also contributing to the inventory increase was the purchase, in January 2004, of a 6-12 months supply of certain engine and dynamic parts.

Financing Activities

The Company’s net debt (net of cash) decreased by $1.8 million during the quarter, from $273.9 million to $272.1 million. This decrease consists of a real debt decrease of $16.9 million, a real cash increase of $2.1 million and unfavourable foreign exchange of $17.2 million. The real increase in cash of $2.1 million was driven primarily by cash flow from operations of $14.9 million and proceeds from asset disposals of $70.6 million, offset by (i) capital expenditures of $56.1 million, (ii) debt repayments of $16.9 million and (iii) an increase in advance rental payments and long term receivables of $11.8 million. Item (iii) and virtually all of the $70.6 million of disposition proceeds stem from aircraft sale and leaseback transactions during the quarter. The foreign exchange impact of $17.2 million was due almost entirely to the effect of exchange rate fluctuations on the Company’s pound sterling and euro denominated debt.

As at January 31, 2004 the Company had unused credit facilities of $54.7 million and cash of $42.3 million, for a total of $97.0 million.
Change in Net Debt Position During Q2 (in millions of Canadian dollars) (Unaudited)
Opening balance	$ 273.9
Real decrease in debt	(16.9)
Real increase in cash	(2.1)
Foreign exchange	17.2

Ending balance	$ 272.1

During the third quarter of the current fiscal year the Company also paid dividends totally $2.6 million and issued shares for proceeds of $2.0 million. The share issuances were primarily in connection with the exercise of stock options.

Investing Activities

Capital expenditures of $56.1 million during the quarter included $38.5 million for the purchase of three aircraft. One of these three aircraft was sold and leased back under an operating lease during the quarter. The remaining two aircraft are expected to be sold and leased back under operating leases in March, 2004. Capital expenditures for the quarter also included $9.2 million in aircraft modifications, $1.9 million in building and hangar costs, $2.6 million for major spares and $1.2 million primarily for other equipment. In addition, the Company incurred expenditures of $0.9 million related to helicopter major inspections. The Company recorded amortization of helicopter component costs of $26.4 million during the quarter compared to component expenditures of $28.2 million for a net of $1.8 million. All major component repair and overhaul expenditures including major inspections are capitalized and expensed over their period of future benefit as described in note 1 to the Company’s fiscal 2003 audited consolidated financial statements.

The Company made deposits during the quarter of $2.9 million toward the purchase of new aircraft and applied $8.2 million of pre-existing deposits toward the above noted purchase of three aircraft during the quarter. The Company made advance aircraft rental payments of $5.8 million and made long term receivables advances of $6.0 million during the quarter in connection with aircraft sale and leaseback transactions. Additionally, $3.0 million of cash was reclassified during the quarter to other assets to reflect its non-current nature. This represents the amount of cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, Australian dollars and South African rand, the reporting currencies of the Company’s principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in U.S. dollars and euros. The translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars resulted in foreign exchange that reduced revenue by $8.3 million for the three months ended January 31, 2004 and reduced revenue by $21.5 million for the nine months ended January 31, 2004. This was primarily a result of the weakening of the Norwegian kroner and pound sterling somewhat offset by the strengthening of the Australian dollar and South Africa rand quarter over quarter and year over year. The impact on revenue due to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the Company’s divisions was unfavourable by $5.6 million for the quarter and unfavourable by $14.9 million year to date. The total unfavourable foreign exchange impact on revenue was $13.9 million for the three months ended January 31, 2004 and $36.4 million for the nine months ended January 31, 2004.

The unfavourable impact of foreign exchange on EBITDA during the quarter was $5.8 million, while the year to date impact was $16.5 million. For the quarter, $1.5 million of this foreign exchange impact was due to the translation of the financial results of the foreign subsidiaries into Canadian dollars, with $4.8 million year to date. The remaining $4.3 million for the quarter was attributable to the translation of U.S. dollar and euro denominated transactions, with $11.7 million year to date. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments, when considered appropriate, to manage the exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes.

Year to Date Average Foreign Exchange Rates
	January 31, 2004	January 31, 2003

USD – CAD	1.3469	1.5577
NOK – CAD	0.1915	0.2084
GBP – CAD	2.2515	2.4109

During the quarter, the Company de-designated its euro denominated debt as a hedge of its net investment in self-sustaining Norwegian operations as it was no longer an effective hedge. Instead, the Company entered into a cross currency swap to convert the euro debt into NOK debt, which has been designated as a hedge of the Company’s net investment in its self-sustaining Norwegian operations. The Company continued its designation of its pound sterling denominated debt as a hedge of its net investment in its self-sustaining U.K. operations. As a result, revaluation gains and losses on this debt and the net investments are offset in the shareholders’ equity section of the balance sheet in accordance with Canadian generally accepted accounting principles.

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at January 31, 2004, the Company’s net debt was denominated in the following currencies:
	(Unaudited)
Currency	Debt in Original Currency (000’s)	Canadian Equivalent (000’s)

Euro	€94,250	$ 155,701
Pound sterling	£42,892	103,610
Norwegian kroner	NOK 128,000	24,218
Canadian dollar	CDN 30,815	30,815
Cash (various currencies		(42,257)

Total Reported Net Debt		$ 272,087

The euro debt above has been converted into NOK via a cross currency swap.

Fleet

At January 31, 2004 the Company’s fleet consisted of 112 owned aircraft and 55 aircraft utilized under operating leases. An additional 139 aircraft are employed in the Company’s 43.5% owned Canadian onshore helicopter operations, Canadian Helicopters Limited, for a total of 306. The Company employs 72 aircraft in Europe, (primarily in the North Sea) and 95 in its other international markets.

Fleet Summary
	Heavy	Medium	Light	Total	Owned	Operating Leased
Fleet at October 31, 2003	70	80	14	164	117	47

Increases (decreases) during the
period:
Super Puma Mk11	2			2	(2)	4
AS365N					(1)	1
AS365N2					(2)	2
S61N	(1)			(1)		(1)
S76C+		2		2	2
AS365C1		(1)		(1)	(1)
Bell 412EP					(1)	1
Bell 212		1		1		1

	1	2	—	3	(5)	8

Fleet at January 31, 2004	71	82	14	167	112	55

The following aircraft transactions occurred during the third quarter of the current fiscal year:
•	Four aircraft were involved in “lease-out”, “lease-in” transactions; one Super Puma MkII, one AS365N and two AS365N2’s.
•	Three aircraft were sold and leased back; two Super Puma MkII’s and one Bell 412EP.
•	Two S76C+ aircraft were purchased.
•	Two additional aircraft were leased, one Super Puma MkII and one Bell 212.

During the quarter, the Company made aircraft operating lease payments of $9.6 million compared to $11.2 million in the same period last year. As at January 31, 2004, there were eleven additional leased aircraft compared to the same period last year. Although there has been an increase in the number of leased aircraft, this has been offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 55 aircraft included in the Company’s fleet at January 31, 2004. These leases are long-term with expiry dates ranging from 2003 to 2011. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

The future minimum lease payments required under these aircraft operating leases are as follows (based on January 31, 2004 interest rates and exchange rates):

Unaudited
2004	$12.4million
2005	43.0 million
2006	36.7 million
2007	28.9 million
2008	24.3 million
and thereafter:	48.2 million

Total	$193.5million

In addition to aircraft leases, the Company has approximately $4.8 million in annual lease commitments for land, buildings and non-aircraft equipment.

As at January 31, 2004, the Company had outstanding deposits for a variety of aircraft. As part of the repair and overhaul contract with the German Ministry of Interior the Company will modify and sell five of its own Super Puma MkII aircraft from its European operations.

Based on an independent appraisal as at April 30, 2003, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at January 31, 2004 is U.S. $365.1 million (CDN $484.3 million), exceeding its recorded net book value by approximately CDN $141.2 million (October 31, 2003 — $164.8 million). The change since October 31, 2003 is primarily related to foreign exchange, with the sale of aircraft accounting for $4.7 million of the decline in surplus value.

Defined Benefit Employee Pension Plans

At January 31, 2004 the Company had a funding deficit of $54.9 million, as described in Note 6 to the Consolidated Interim Financial Statements, related to its defined benefit pension plans that require funding by the Company compared to $64.2 million at October 31, 2003, representing an improvement of $9.3 million. The improvement in the funding deficit was primarily due to $13.6 million in actual returns on the plan assets, employer and participant contributions of $3.2 million and experience gains on the pension obligations of approximately $4.9 million, partially offset by unfavourable foreign exchange of $3.9 million and interest and current period service costs of $8.5 million. The actual return on the plan assets for the quarter exceeded the expected return by approximately $8.4 million to give $24.2 million in excess of expectations year-to-date. Investment performance has been at or above the relevant benchmarks. Of the $54.9 million funding deficit, $42.4 million and $12.5 million are related to plans in the U.K. and Norway, respectively. Additionally, the Company had an obligation of $36.2 million at January 31, 2004 related to plans that do not require funding compared to $36.4 million at October 31, 2003.

Defined benefit pension plan expense increased from $3.9 million in the third quarter last year to $6.6 million in the same period this year. This $2.7 million increase was comprised of a real increase of $3.2 million offset by favourable foreign exchange of $0.5 million. Pension expense increased due to assumption changes and increased amortization of net actuarial and experience losses quarter over quarter.

While the asset mix varies in each plan, overall the asset mix at January 31, 2004 was 49.4% equities, 28.6% fixed income, and 22.0% money market.

Dividend

During the second quarter the Company’s Board of Directors declared an annual 50 cent dividend, to be paid quarterly at a rate of 12.5 cents per share on each of the Class A Subordinate Voting shares and the Class B Multiple Voting shares. The first quarterly payment was made December 2, 2003 for $2.6 million with the second payment made subsequent to the quarter end on February 4, 2004 for $2.7 million.

Safety

Safety is a primary focus of all activities performed by the Company. The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums.

Seasonality

The Company’s revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations. There are, however, seasonal variations in earnings from the Company’s 43.5% investment in the onshore operations of Canadian Helicopters Limited.

Non-GAAP Earnings Measures

The Company’s continuous disclosure documents may provide discussion and analysis of “EBITDA” and “Net earnings from operations”. These earnings measures do not have standard definitions prescribed by generally accepted accounting principles in Canada and therefore may not be comparable to similar measures disclosed by other companies. The Company has included these Non-GAAP earnings measures because they are used by management, investors, analysts and others as measures of the Company’s financial performance. The definitions of these Non-GAAP earnings measures are set forth below:

EBITDA is defined as net earnings before financing charges, income taxes, non-cash items, restructuring charges, debt settlement costs and material non-recurring items.

Net earnings from operations is defined as net earnings before restructuring charges, debt settlement costs and material non-recurring items.

Net earning from operations per share is defined as net earnings from operations divided by the weighted average number of shares outstanding for the period.

Cash flow from operations is defined as cash flow from operations as prescribed by Canadian generally accepted accounting principles, but excluding the impact of changes in non-cash working capital.

Related Definitions

Restructuring charges are defined as costs incurred to implement a fundamental and material change to the operating and/or management structure of the Company and/or a subsidiary and/or a division thereof. Restructuring charges may include severance costs, professional fees, travel costs and other incremental costs directly associated with the restructuring activities.

Debt settlement costs are defined as costs incurred to retire all, or a portion of, an existing debt facility before its scheduled maturity date. Debt settlement costs may include penalties, premiums, professional fees and other incremental costs directly associated with the debt settlement activities.

Non-recurring items are defined as those items occurring in the period that have not occurred within the previous two years and are not expected to re-occur in the next two years.

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings (in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended

	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Revenue	$ 171,864	$ 179,999	$ 518,211	$ 546,717
Operating expenses	142,634	145,089	431,152	440,940

EBITDA	29,230	34,910	87,059	105,777

Recurring items:
Amortization	(6,214)	(5,866)	(18,096)	(16,575)
Gain (loss) on disposals of assets	1,393	26	1,991	(428)
Financing charges	(10,644)	(8,706)	(21,724)	(26,414)
Equity in earnings of associated
companies	80	(524)	3,856	2,951

	(15,385)	(15,070)	(33,973)	(40,466)

Net earnings from operations before
income taxes	13,845	19,840	53,086	65,311
Income taxes thereon	(608)	(4,194)	(7,994)	(14,154)

Net earnings from operations	13,237	15,646	45,092	51,157

Non-recurring items:
Restructuring and debt settlement costs	(5,889)	—	(9,705)	(12,464)
Income tax recovery thereon	1,682	—	2,865	4,548

	(4,207)	—	(6,840)	(7,916)

Net earnings	$ 9,030	$ 15,646	$ 38,252	$ 43,241

Per share
Basic
Net earnings from operations	$ 13,237	$ 15,646	$ 45,092	$ 51,157
Weighted average number of shares (000’s)	21,168	20,721	20,983	20,696
Basic net earnings from operations per share	$ 0.63	$ 0.76	$ 2.15	$ 2.47

Diluted
Net earnings from operations	$ 13,237	$ 15,646	$ 45,092	$ 51,157
Effect of dilutive securities	123	120	368	362

	$ 13,360	$ 15,766	$ 45,460	$ 51,519
Weighted average number of shares (000’s)	22,712	22,624	22,636	22,640
Diluted net earnings from operations per share	$ 0.59	$ 0.70	$ 2.01	$ 2.28

Summary financial data – U.S. Dollars

Certain summary financial data from the January 31, 2004 consolidated interim financial statements and the April 30, 2003 consolidated annual financial statements, as detailed below, have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at January 31, 2004 of $1.3264 = U.S. $1.00.

Financial Highlights (in millions of U.S. dollars, except per share amounts)
	Three Months Ended January 31, 2004 (Unaudited)	Nine Months Ended January 31, 2004 (Unaudited)	Year Ended April 30, 2003 (Unaudited)

Revenue	$ 129.6	$ 390.7	$ 544.6
EBITDA	22.0	65.6	107.2
Net earnings from operations	10.0	34.0	52.8
Net earnings	6.8	28.8	49.9
Cash flow from operations	11.2	45.8	58.7
Per Share Information
Net earnings from operations:
Basic	$ 0.47	$ 1.62	$ 2.55
Diluted	0.44	1.52	2.35
Net earnings:
Basic	$ 0.32	$ 1.37	$ 2.41
Diluted	0.30	1.29	2.22

CHC Helicopter Corporation Consolidated Statements of Earnings (in thousands of Canadian dollars, except per share amounts)
	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Revenue	$ 171,864	$ 179,999	$ 518,211	$ 546,717
Operating expenses	142,634	145,089	431,152	440,940

Earnings before undernoted items	29,230	34,910	87,059	105,777

Amortization	(6,214)	(5,866)	(18,096)	(16,575)
Gain (loss) on disposals of assets	1,393	26	1,991	(428)
Financing charges (Note 7)	(10,644)	(8,706)	(21,724)	(26,414)
Equity in earnings of associated
companies	80	(524)	3,856	2,951
Restructuring and debt settlement costs
(Note 8)	(5,889)	—	(9,705)	(12,464)

Earnings before income taxes	7,956	19,840	43,381	52,847
Income taxes recovery (provision)	1,074	(4,194)	(5,129)	(9,606)

Net earnings	$ 9,030	$ 15,646	$ 38,252	$ 43,241

Earnings per share (Note 10)
Basic	$ 0.43	$ 0.76	$ 1.82	$ 2.09
Diluted	0.40	0.70	1.71	1.93

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity (in thousands of Canadian dollars, except per share amounts)
	Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Retained earnings, beginning of period	$ 177,862	$ 115,745
Net earnings	38,252	43,241
Dividends	(10,486)	(4,016)

Retained earnings, end of period	205,628	154,970
Capital stock (Note 9)	239,361	236,705
Contributed surplus	3,291	3,291
Foreign currency translation adjustment	(20,858)	11,510

Total shareholders’ equity	$ 427,422	$ 406,476

Dividends per participating voting share	$ 0.50	$ 0.20

See accompanying notes

CHC Helicopter Corporation Consolidated Balance Sheets (in thousands of Canadian dollars) As at
	January 31, 2004 (Unaudited)	April 30, 2003 (Audited)

Assets
Current assets
Cash and cash equivalents	$ 42,257	$ 58,104
Receivables	149,077	139,587
Future income tax assets	9,001	11,001
Inventory	223,810	214,656
Prepaid expenses	14,452	15,481

	438,597	438,829

Property and equipment, net	538,308	537,318
Investments	25,249	21,043
Other assets	142,510	130,503
Future income tax assets	17,370	17,877

	$1,162,034	$1,145,570

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$ 125,779	$ 136,743
Income taxes payable	9,736	3,993
Dividend payable	7,851	—
Current portion of debt obligations	18,511	20,369

	161,877	161,105
Long-term debt	130,461	139,374

Senior subordinated notes	155,701	151,111
Subordinated debentures	9,671	10,414
Other liabilities	82,028	59,299
Future income tax liabilities	194,874	210,036
Shareholders’ equity	427,422	414,231

	$1,162,034	$1,145,570

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows (in thousands of Canadian dollars)
	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Operating activities
Net earnings	$ 9,030	$ 15,646	$ 38,252	$ 43,241
Non-operating items and items not
involving cash:
Amortization	6,214	5,866	18,096	16,575
Loss (gain) on disposals of assets	(1,393)	(26)	(1,991)	428
Equity in earnings of associated
companies	(80)	524	(3,856)	(2,951)
Future income taxes	(4,744)	2,350	(6,515)	3,434
Non-cash financing charges	1,020	483	2,699	1,662
Debt settlement costs	—	—	—	12,464
Defined benefit pension plans	3,414	(2,764)	12,795	2,285
Deferred revenue	796	(4,375)	(1,349)	(1,184)
Other	598	325	2,588	1,563

Cash flow from operations	14,855	18,029	60,719	77,517
Change in non-cash working capital	(628)	(3,545)	(29,706)	(9,697)

	14,227	14,484	31,013	67,820

Financing activities
Long-term debt proceeds	—	—	16,878	1,389
Long-term debt repayments	(16,881)	(26,164)	(31,385)	(106,695)
Debt settlement costs	—	—	—	(9,136)
Dividends paid	(2,635)	—	(2,635)	(4,016)
Capital stock issued	1,995	233	2,398	328

	(17,521)	(25,931)	(14,744)	(118,130)

Investing activities
Additions to property and equipment	(53,338)	(8,785)	(100,800)	(30,650)
Helicopter major inspections	(952)	(5,059)	(5,469)	(11,052)
Helicopter components, net	(1,796)	99	7,677	1,635
Proceeds from disposals	70,579	34,581	89,780	36,805
Aircraft deposits	5,300	(3,656)	(9,700)	(6,322)
Long-term receivables (advanced)
repaid	(5,980)	6,404	(6,140)	(187)
Advance aircraft rental payments	(5,777)	(1,182)	(10,770)	(1,182)
Restricted cash	(2,995)	—	(2,995)	—
Other	324	(127)	5,105	(1,910)

	5,365	22,275	(33,312)	(12,863)

Effect of exchange rate changes on cash
and cash equivalents	2,508	1,157	1,196	3,267

Change in cash and cash equivalents
during the period	4,579	11,985	(15,847)	(59,906)
Cash and cash equivalents, beginning of
period	37,678	40,947	58,104	112,838

Cash and cash equivalents, end of period
	$ 42,257	$ 52,932	$ 42,257	$ 52,932

See accompanying notes

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1. Basis of presentation

The consolidated interim financial statements (the “Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Not all disclosures required by Canadian GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited consolidated financial statements. These Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of April 30, 2003.

2. Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3. Variable interest entities

At January 31, 2004 the Company operated 20 aircraft under operating leases with eight entities that would be considered Variable Interest Entities (“VIEs”) under U.S. GAAP. These leases are at terms and conditions similar to the Company’s other operating leases over periods maturing from 2005 to 2011. Canadian guidance on accounting for VIEs (Accounting Guideline 15) is essentially consistent with the provisions contained under U.S. GAAP with regard to disclosure and consolidation requirements.

Effective this quarter, U.S. GAAP (FASB Interpretation No. 46 (“FIN 46”)) is applicable for all of the VIEs from which the Company leases aircraft. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004.

Included in the 20 aircraft leased from VIEs at January 31, 2004 are eight aircraft leased from two VIEs that were created subsequent to January 31, 2003. The remaining 12 aircraft are leased from six VIEs created on or before January 31, 2003. The Company has completed an analysis of the effects of FIN 46 and concluded that it has not had any impact on the Company’s consolidated financial statements.

During the quarter four additional aircraft were leased from a VIE with fair market value, based on an independent appraisal at October 31, 2003, of $23.2 million. The original 16 aircraft leased from VIEs have a fair market value, based on an independent appraisal at April 30, 2003, of $207.8 million (October 31, 2003 — $206.7 million). The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans, advance rentals and asset value guarantees as a result of its involvement with the VIEs is $19.4 million (October 31, 2003, $16.7 million).

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4. Cash flow information
	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Cash interest paid	$11,689	$10,914	$25,297	$31,060

Cash taxes paid	$ 2,027	$ 1,844	$ 6,283	$ 6,172

5. Segment information

The Company’s operations are segregated into five reportable segments. The segments are European flying operations, International flying operations, Repair and overhaul operations, Composites manufacturing and Corporate and other.
	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Revenue – external
Europe (1)	$ 105,771	$ 116,163	$ 331,212	$ 359,564
International (2)	48,984	46,438	139,311	136,766
Repair and overhaul (3)	15,261	15,892	42,999	46,380
Composites (4)	1,848	1,506	4,689	4,007

	171,864	179,999	518,211	546,717

Inter-segment revenues
Europe	4,180	4,576	11,809	12,759
International	2,732	3,257	8,226	9,751
Repair and overhaul	35,544	38,214	97,076	108,450
Corporate and other (5)	3,319	3,463	9,884	10,389

	45,775	49,510	126,995	141,349

EBITDA
Europe	13,858	20,918	51,124	70,542
International	7,226	8,997	20,017	27,547
Repair and overhaul	11,296	9,272	31,039	27,928
Composites	(713)	(737)	(1,839)	(3,332)
Corporate and other	(2,437)	(3,540)	(13,282)	(16,908)

	$ 29,230	$ 34,910	$ 87,059	$ 105,777

Notes:
1.	Europe —- includes flying operations in the U.K., Norway, Ireland and Denmark.
2.	International — includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
3.	Repair and overhaul — includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
4.	Composites — includes composite and metal aviation component manufacturing operations in Canada.
5.	Corporate and other – includes corporate head office activities and applicable consolidation eliminations.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
6. Employee pension plans

The Company maintains either defined benefit or defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company’s defined benefit pension plans as at January 31, 2004, as compared to October 31, 2003 and April 30, 2003, is as follows:

	As at
	January 31, 2004 (Unaudited)	April 30, 2003 (Audited)
Benefit obligations	$ 437,843	$ 423,902

Fair value of plan assets	$ 346,800	$ 316,674

Funded status
Defined benefit plans – funded (1)	$(54,868)	$(72,829)
Defined benefit plans – unfunded (2)	(36,175)	(34,399)

Total	(91,043)	(107,228)
Unrecognized net actuarial and experience
losses, prior service
costs and transition amounts	139,709	172,272
Pension guarantee deposits	2,554	2,767

Net asset recognized on the balance sheet	$ 51,220	$ 67,811

(1)	Funded plans require contributions to be made by the Company.
(2)	Unfunded plans do not require contributions from the Company

Of the net asset recognized on the balance sheet at January 31, 2004, $70.6 million (October 31, 2003 — $70.3 million) related to the funded plans is recorded in other assets and $19.4 million (October 31, 2003 — $18.2 million) related to the unfunded plans is recorded as an accrued pension obligation in other liabilities.

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense year-to-date January 31, 2004 compared to fiscal 2003 are as follows:

	Nine Months Ended January 31, 2004 (Unaudited)	Year Ended April 30, 2003 (Audited)
Discount rate	5.78%	6.59%
Expected long-term rate of return
on plan assets	6.95%	7.27%

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
7. Financing Charges
	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Interest on debt obligations	$ 8,058	$ 7,254	$ 22,736	$ 22,589
Amortization of deferred financing costs
	786	804	2,358	2,408
Foreign exchange loss from operating
activities and working capital
revaluation	5,725	1,417	7,978	795
Foreign exchange loss (gain) on debt
repayment	71	(798)	(1,436)	(1,161)
Foreign exchange (gain) loss on
revaluation of long-term debt	(5)	29	(5)	(276)
Foreign exchange gain on foreign
currency agreement	(3,745)	—	(9,781)	—
Other	(246)	—	(126)	2,059

Total	$ 10,644	$ 8,706	$ 21,724	$ 26,414

8. Restructuring and debt settlement costs

The Company incurred restructuring costs of $5.9 million (after tax, $4.2 million) during the three months ended January 31, 2004 and $9.7 million (after tax, $6.8 million) during the nine months ended January 31, 2004 in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of severance costs, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. During the nine months ended January 31, 2003, the Company incurred debt settlement costs of $12.5 million (after tax, $7.9 million) in connection with the retirement of 50.8 million Euros or $71.9 million (35% of the original principal amount) of its senior subordinated notes. Debt settlement costs were comprised of premiums, professional fees and other incremental cost directly associated with the debt settlement activities.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
9. Capital stock

Authorized:
Unlimited number of each of the following:
   First preferred shares, issuable in series
   Second preferred shares, issuable in series
   Class A subordinate voting shares
   Class B multiple voting shares
Ordinary shares
	Number of Shares 000’s As at,
	January 31, 2004 (Unaudited)	April 30, 2003 (Audited)	January 31, 2003 (Unaudited)
Issued:
Class A subordinate voting shares	18,337	17,918	17,871
Class B multiple voting shares	2,940	2,955	2,957
Ordinary shares	11,000	11,000	11,000

Class A subordinate voting shares
that would be issued upon
conversion of the following:
Class B multiple voting shares	2,940	2,955	2,957
Share options	1,464	1,996	2,046
Convertible debt	690	690	690
	Consideration 000’s As at
	January 31, 2004 (Unaudited)	April 30, 2003 (Audited)	January 31, 2003 (Unaudited)
Class A subordinate voting shares	$ 220,546	$ 218,147	$ 217,676
Class B multiple voting shares	18,815	18,815	19,029
Ordinary shares	33,000	33,000	33,000
Share loan	(33,000)	(33,000)	(33,000)

	$ 239,361	$ 236,962	$ 236,705

Contributed surplus	$ 3,291	$ 3,291	$ 3,291

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
10. Per share information
	Three Months Ended January 31, 2004 (Unaudited)
	Net earnings	Weighted average number of shares (000’s)	Net earnings per share

Basic	$ 9,030	21,168	$ 0.43

Effect of potential
dilutive securities:
Share options	—	844
Convertible debt	123	690

	9,153	22,702
Anti-dilutive impact	—	10

Diluted	$ 9,153	22,712	$ 0.40

	Nine Months Ended January 31, 2004 (Unaudited)
	Net earnings	Weighted average number of shares (000’s)	Net earnings per share

Basic	$38,252	20,983	$ 1.82

Effect of potential
dilutive securities:
Share options	—	908
Convertible debt	368	690

	38,620	22,581
Anti-dilutive impact
	—	55

Diluted	$38,620	22,636	$ 1.71

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
10. Per share information (cont’d)

	Three Months Ended January 31, 2003 (Unaudited)
	Net earnings	Weighted average number of shares (000’s)	Net earnings per share

Basic	$15,646	20,721	$ 0.76

Effect of potential
dilutive securities:
Share options
Convertible debt	—	1,109
	120	768

	15,766	22,598
Anti-dilutive impact
	—	26
Diluted	$15,766	22,624	$ 0.70

	Nine Months Ended January 31, 2003 (Unaudited)
	Net earnings	Weighted average number of shares (000’s)	Net earnings per share

Basic	$43,241	20,696	$2.09

Effect of potential
dilutive securities:
Share options	—	1,158
Convertible debt	362	786

Diluted	$43,603	22,640	$1.93

Per share amounts are calculated under the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s stock on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
11. Share option plan

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards on May 1, 2002. These pro-forma disclosures exclude any options granted in fiscal 2004 for which compensation expense is recorded using the fair value method.

	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Net earnings
As reported	$ 9,030	$ 15,646	$ 38,252	$ 43,241
Pro-forma	8,862	15,053	37,943	38,762

Basic earnings per share
As reported	$ 0.43	$ 0.76	$ 1.82	$ 2.09
Pro-forma	0.42	0.73	1.81	1.87

Diluted earnings per share
As reported	$ 0.40	$ 0.70	$ 1.71	$ 1.93
Pro-forma	0.39	0.67	1.68	1.71

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:
Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

As at January 31, 2004 total outstanding options were 1,463,972 (January 31, 2003 — 2,045,706). At January 31, 2004 1,266,389 of the share options were exercisable (January 31, 2003 — 1,650,539). The weighted average exercise price of the total outstanding options at January 31, 2004 was $14.59 compared to $13.74 at January 31, 2003.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
12. Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third-parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2004 and 2011. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, deferred payments and advanced rentals is approximately $41.4 million. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these residual value guarantees.

The Company has performance guarantees with two customers of a third-party lessee. These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter transportation services involving three heavy aircraft leased to the third-party. In the event of non-performance by the third-party lessee, the guarantee may require the Company to continue the provision of services under the contract as it is the lessor to the third-party lessee of the three helicopters. No loss is anticipated as a result of these guarantees.

13. Subsequent Event

On February 16, 2004 the Company announced that it had closed a previously announced acquisition of 100% of the shares of Schreiner Aviation Group for a purchase price of (euro)83 million, approximately CDN $140.0 million, inclusive of all outstanding debt. This acquisition will be financed by a euro facility provided by the Bank of Nova Scotia through an amendment of the Company’s existing senior credit facilities.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)
14. Reconciliation to accounting principles generally accepted in the United States
In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2004 (Unaudited)	January 31, 2003 (Unaudited)

Net earnings according to
Canadian GAAP
	$ 9,030	$ 15,646	$ 38,252	$ 43,241
Pre-operating expenses	(137)	(626)	676	164
Loss (gain) on sale of
assets/amortization expense	(81)	(10)	438	(30)
Ineffective portion of net investment
hedge	(10,871)	—	(18,378)
Effect of foreign currency contracts	(2,859)	—	(8,143)
Internal-use software expenses	(51)	—	(103)
Decrease in income tax expense	2,741	140	5,182	973
Other	—	—	—	(2,715)

Net earnings according to U.S. GAAP
	(2,228)	15,150	17,924	41,633
Other comprehensive earnings, net of
income tax:
Foreign currency translation
adjustment	8,087	10,596	(16,974)	35,516
Ineffective portion of net
investment hedge	—	—	6,020	—
Minimum pension liability
adjustment	951	(37,205)	30,022	(37,890)
Interest rate swap adjustment	4	(3,441)	1,957	(5,508)

Comprehensive earnings according
to U.S. GAAP	$ 6,814	$(14,900)	$ 38,949	$ 33,751

Basic net earnings per share
according to U.S. GAAP	$ (0.11)	$ 0.73	$ 0.85	$ 2.01

Diluted net earnings per share
according to U.S. GAAP	$ (0.09)	$ 0.67	$ 0.81	$ 1.85

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the January 31, 2004 balance sheet are listed below:

•	Property and equipment would increase by $1.8 million to record acquisition and amortization differences.
•	Other assets would increase by $1.5 million to recognize the fair value impact of an aircraft lease guarantee, deferred startup cost adjustment and minimum pension liability adjustment on net earnings.
•	Future income tax assets would increase by $3.5 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

CHC Helicopter Corporation
Notes to the Consolidated Interim Financial Statements
For the periods ended January 31, 2004 and 2003 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

•	Other liabilities would increase by $15.7 million to recognize the minimum pension liability, interest rate swap adjustments and cross currency swap adjustments recorded in comprehensive earnings as well as the fair value impact of forward foreign currency contracts and lease guarantee on net earnings.
•	Future tax liability would decrease by $6.3 million to tax effect adjustments to net earnings and comprehensive income under U.S. GAAP.
•	Accumulated other comprehensive earnings would be recorded at $(17.3) million under U.S. GAAP for foreign currency translation, minimum pension liability, interest rate swap adjustments, cross currency swap adjustments and the impact of the ineffective portion of the net investment hedge.
•	Retained earnings would be decreased by $5.1 million to reflect the cumulative effect of Canadian and U.S. GAAP differences.